# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. PUTNAM AVE.,, SUITE 378, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/20/2026
Amends the filing with accession number 0001641172-25-016191
Filed by CIK 0002028166
Persons authorized to receive notices and communications: Pablo Cortegoso, 15 E Putnam Ave,, Suite 378,, Greenwich, Connecticut (CT), 06830, 800-742-3095

## Reporting persons
- Pablo Cortegoso (CIK 0002028166): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 626,916; shared voting power 0; sole dispositive power 626,916; shared dispositive power 0; aggregate amount beneficially owned 626,916 (6.29% of the class)
  Comment: The percent of class is calculated based on the 9,966,473 shares of Common Stock outstanding as of March 24, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 15 E. PUTNAM AVE.,, SUITE 378, GREENWICH, Connecticut (CT), 06830
Comment: This Amendment No. 2 (this "Statement") amends and supplements the Schedule 13D, originally filed on July 15, 2024 (the "Schedule 13D") relating to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Statement is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Statement is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On March 20, 2026, the Reporting Person received a grant of 130,909 fully vested restricted stock units, and on the same date, sold 290 shares to cover tax withholding obligations. Except as described above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

## Signatures
- Pablo Cortegoso: /s/ Pablo Cortegoso, Pablo Cortegoso / Chief Technical Officer (04/03/2026)